Exhibit 99.3

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

Marshall & Ilsley Corporation (“the Corporation”) prepares the consolidated financial statements in accordance with accounting principles generally accepted in the United States (“United States GAAP”). The Corporation has included here the significant differences that would result if Canadian generally accepted accounting principles (“Canadian GAAP”) were applied in the preparation of the Consolidated Balance Sheets. The Corporation has not included the Consolidated Statements of Income or Consolidated Statements of Cash Flows as the differences are immaterial.

Condensed Consolidated Balance Sheet

As at December 31 (United States $ in 000’s)	2010			2009
	United States GAAP	GAAP Adjustments	Canadian GAAP	United States GAAP	GAAP Adjustments	Canadian GAAP
Assets
Cash and cash equivalents	600,966	—	600,966	832,483	—	832,483
Interest bearing deposits at other banks	2,374,010	—	2,374,010	1,128,794	—	1,128,794
Securities – trading (c)	258,066	(14,595)	243,471	255,646	9,275	264,921
Securities - available for sale	6,504,607	—	6,504,607	7,073,592	—	7,073,592
Securities - other	452,015	—	452,015	103,566	—	103,566
Loans, net of allowance for loan and lease losses	35,611,782	—	35,611,782	42,737,156	—	42,737,156
Premises and equipment	527,962	—	527,962	565,806	—	565,806
Goodwill	609,517	—	609,517	609,517	—	609,517
Intangible assets	114,813	—	114,813	134,067	—	134,067
Other assets (a,c)	3,778,213	52,219	3,830,432	3,769,351	69,775	3,839,126

Total Assets	50,831,951	37,624	50,869,575	57,209,978	79,050	57,289,028

Liabilities and Equity					—	—
Deposits	38,258,632	—	38,258,632	41,637,525	—	41,637,525
Short-term borrowings	227,838	—	227,838	1,120,147	—	1,120,147
Long-term borrowings	5,028,787	—	5,028,787	6,425,855	—	6,425,855
Other liabilities (a,b,c)	977,821	49,600	1,027,421	1,040,860	95,959	1,136,819
Equity (a,b)	6,338,873	(11,976)	6,326,897	6,985,591	(16,909)	6,968,682

Total Liabilities and Equity	50,831,951	37,624	50,869,575	57,209,978	79,050	57,289,028

a)	Pension and Other Employee Future Benefits

United States GAAP requires the Corporation to recognize the excess of the fair value of employee benefit assets associated with the defined benefit postretirement plan over the corresponding benefit obligation as an asset and the shortfall of the fair value of our plan assets compared to the corresponding benefit obligation as a liability. The unamortized actuarial gains (losses) and the unamortized prior service credits are recorded in Accumulated Other Comprehensive (Income) Loss. Under Canadian GAAP, these amounts should be recorded on the Consolidated Balance Sheets in other assets or other liabilities. The balance sheet classification has no impact on the calculation of the pension and other employee benefits expense. The tax impact previously included in Accumulated Other Comprehensive (Income) Loss and Other Assets under United States GAAP has been reversed for Canadian GAAP purposes.

Under Canadian GAAP, the pre-tax amounts to be included in Other Liabilities include the following items:

	2010	2009
Net Actuarial Losses	(3,639)	(5,343)
Prior Service Credits	8,162	10,420
Pre-tax increase to other liabilities	4,543	5,077

Since the Accumulated Other Comprehensive Income treatment of unamortized actuarial gains (losses) and unamortized prior service credits under US GAAP does not apply under Canadian GAAP, there is the following future tax asset impact on the Consolidated Balance Sheets under Canadian GAAP:

	2010	2009
Future tax asset impact of change in unamortized actuarial losses and prior service credits	3,505	(697)

b)	Non-controlling interests in Consolidated Financial Statements

Under United States GAAP, non-controlling interests in subsidiaries held by parties other than the parent entity are reported as equity. Under Canadian GAAP, all non-controlling interests are reported as other liabilities.

c)	Accounting for Securities Transactions

Under United States GAAP, securities transactions are recognized in the Consolidated Balance Sheets when the Corporation enters into the transaction. Canadian GAAP permits securities transactions to be recognized in the Consolidated Balance Sheets either when the transaction is settled or when the Corporation enters into the transaction. The Corporation has elected to recognize securities transactions on the Consolidated Balance Sheets when the transaction is settled for Canadian GAAP purposes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Marshall & Ilsley Corporation

We have audited the consolidated financial statements of Marshall & Ilsley Corporation and subsidiaries (the “Corporation”) as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, and the Corporation’s internal control over financial reporting as of December 31, 2010, and have issued our reports thereon dated March 1, 2011 (the report relating to the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to the announcement by the Corporation and Bank of Montreal that they had entered into a definitive agreement under which Bank of Montreal will acquire all outstanding shares of common stock of the Corporation in a stock-for-stock transaction); such reports have previously been filed as part of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010. Our audits also included the Reconciliation of Canadian and United States Generally Accepted Accounting Principles (the “Schedule”) of the Corporation. This Schedule is the responsibility of the Corporation’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such Schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

March 1, 2011